Exhibit 99.1

The9 Limited Raised US$12 million in a Private Placement Transaction to Fund Business Growth

Shanghai China, November 30, 2023 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it has closed a private placement securities purchase transaction with Bripheno Pte. Ltd., a Singapore limited liability company, pursuant to which the Company sold and issued:

•	150,000,000 Class A ordinary shares (equivalent to 500,000 American Depository Shares, or ADSs) at a price of USD12 per ADS,

•	two-year 3% per annum convertible promissory note at the purchase price of US$6 million with the conversion price of USD15 per ADS and

•	warrants to purchase an aggregate of 120,000,000 Class A ordinary shares (equivalent to 400,000 ADSs) at an exercise price of US$60 per ADS. The warrants will expire two years from the date of issuance.

All the above securities are subject to a 6-month lock up period. The Company has raised a total of US$12 million as the aggregate consideration for the securities. The Company plans to use proceeds to fund future growth.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com

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